DORSEY
DORSEY & WHITNEY LLP

RECEIVED

2007 MAY 22 A 9:0

OFFICE OF INTERNATIONAL CORPORATE FINANCE
[redacted]

07023679

SUPPL

May 18, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated dates. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
  - May 10, 2007 (2)
  - May 11, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

dw 5/22

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

Attention Business Editors:

Addax Petroleum announces exercise of overallotment option for convertible notes

US$300 million aggregate principal amount

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, May 11 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announces that the overallotment option in respect of US$25 million in principal amount of 3.75 per cent Convertible Notes due 2012 (the "Notes"), which the Corporation had granted to Citigroup Global Markets Limited and UBS Limited as the joint lead underwriters of the private placement of Notes announced yesterday, has been exercised in full. As a result of the exercise of the overallotment option, the aggregate principal amount of the Notes will be US$300 million. The Notes are expected to be issued on or around May 30th 2007.

There will be no public offering of the Notes which will be offered solely on a private placement basis. The issuance of the Notes is subject to regulatory approval including by the TSX.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, exchange or transfer any securities of Addax Petroleum. The value of Addax Petroleum's common shares can go down as well as up and past performance cannot be relied on as a guide to future performance.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax

Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

DISCLAIMER/IMPORTANT NOTE:

Members of the general public are not eligible to take part in the note offering. The notes are not and will not be offered other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). in the united kingdom, the promotion of this offering is restricted by section 21 of the Financial Services And Markets Act 2000 ("FSMA"). this announcement, in so far as it constitutes an invitation or inducement to participate in the note offering, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within article 19(5) (investment professionals) of the Financial Services And Markets Act 2000 (financial promotion) order 2005 ("the order") or (b) are persons falling within article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the order or (c) other persons to whom it may be directed without contravention of section 21 of FSMA (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who

are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This document and the offering are in other member states of the European economic area addressed only to "qualified investors" within the meaning of article 2(1)(e) of the prospectus directive (directive 2003/71/ec).

STABILISATION/FSA

Neither the notes nor the underlying common shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the notes nor the underlying common shares may be offered or sold within the United States or to US persons (as defined in Regulation S under the US Securities Act ("Regulation S"), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act. There will be no public offer of the notes in the United States. This communication does not constitute an offer of securities for sale in the United States, Australia or Japan. Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or to any us person (as defined in Regulation S) or into Australia or Japan. Any failure to comply with this restriction may constitute a violation of US, Australian or Japanese securities laws.

REG S RESTRICTIONS APPLY, NO OFFER INTO THE US OR TO US PERSONS.

The notes will be offered to residents of Canada on a private placement basis only. There are restrictions governing the resale in Canada of the notes and common shares for a period of 4 months and 1 day following the closing of the offering. If any conversion rights are exercised within such period of 4 months and 1 day following the closing of the offering, the certificate issued in respect of the common shares will bear the legend set forth in the terms and conditions governing the notes.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel.: +41 (0) 22 702 94 03, michael.ebsary@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: +1 (416) 934 80 11, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum announces private placement of convertible notes

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

Up to US$300 million due 2012

CALGARY, May 10 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announces its intention to privately place up to US$300 million in principal amount of Convertible Notes due in 2012 (the "Notes"). This amount includes an overallotment option (in respect of up to US$25 million in principal amount of Notes) that the Corporation has granted to Citigroup Global Markets Limited and UBS Limited, the joint lead underwriters of the offering, which option can be exercised until May 25th 2007.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "Addax Petroleum is in the high growth phase of our corporate evolution. We have significant, profitable investment projects within our current portfolio and, through our new business origination efforts, believe there to be a good flow of opportunities in our strategic geographic areas upon which to capitalize. This offering will help to fund this growth opportunity and introduce a new investor class to Addax Petroleum."

The Notes to be issued by the Corporation will be convertible into Common Shares of the Corporation and are expected to have an annual coupon in the range of 3.75 to 4.25 per cent and an initial conversion premium of 35 to 40 per cent. The final coupon and conversion premium will be determined at pricing which is expected to occur later today. The Notes will be issued at 100 per cent of their principal amount and, unless previously redeemed, converted, or purchased and cancelled, will mature in 2012. In that regard, the Notes will be redeemable commencing slightly more than 3 years from the date of issue upon the occurrence of certain defined events.

The Notes will include a Net Share Settlement option, allowing the Corporation to settle investor conversions by repaying the par value of the Notes in cash, and delivering only the difference between the value of the underlying shares and the par value in shares. In doing so, Addax Petroleum retains the option to reduce the potential dilutive effect of the Convertible Notes instrument.

The net proceeds of the issue will be used for the Corporation's general corporate purposes.

The Notes are expected to be issued on or around May 30th, 2007. An application will be made for the Notes to be admitted to listing and to trading on the Professional Securities Market of the London Stock Exchange. The Corporation's Common Shares are listed and traded on the Toronto Stock Exchange (the "TSX").

There will be no public offering of the Notes which will be offered solely on a private placement basis in denominations of US$200,000. The issuance of the Notes is subject to regulatory approval including by the TSX.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and

production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa having increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, exchange or transfer any securities of Addax Petroleum. The value of Addax Petroleum's common shares can go down as well as up and past performance cannot be relied on as a guide to future performance.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the

date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

DISCLAIMER/IMPORTANT NOTE:

Members of the general public are not eligible to take part in the note offering. The notes are not and will not be offered other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). in the united kingdom, the promotion of this offering is restricted by section 21 of the Financial Services And Markets Act 2000 ("FSMA"). This announcement, in so far as it constitutes an invitation or inducement to participate in the note offering, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within article 19(5) (investment professionals) of the Financial Services And Markets Act 2000 (financial promotion) order 2005 ("the order") or (b) are persons falling within article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the order or (c) other persons to whom it may be directed without contravention of section 21 of FSMA (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This document and the offering are in other member states of the European economic area addressed only to "qualified investors" within the meaning of article 2(1)(e) of the prospectus directive (directive 2003/71/ec).

STABILISATION/FSA

Neither the notes nor the underlying common shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the notes nor the underlying common shares may be offered or sold within the United States or to US persons (as defined in Regulation S under the US Securities Act ("Regulation S")), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act. There will be no public offer of the notes in the United States. This communication does not constitute an offer of securities for sale in the United States, Australia or Japan. Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or to any us person (as defined in Regulation S) or into Australia or Japan. Any failure to comply with this restriction may constitute a violation of US, Australian or Japanese securities laws.

REG S RESTRICTIONS APPLY, NO OFFER INTO THE US OR TO US PERSONS.

The notes will be offered to residents of Canada on a private placement basis only. There are restrictions governing the resale in Canada of the notes and common shares for a period of 4 months and 1 day following the closing of the offering. If any conversion rights are exercised within such period of 4

months and 1 day following the closing of the offering, the certificate issued in respect of the common shares will bear the legend set forth in the terms and conditions governing the notes.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel.: +41 (0) 22 702 94 03, michael.ebsary@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

Attention Business Editors:

Addax Petroleum announces pricing of convertible notes

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN/

CALGARY, May 10 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC), an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East, today announces the pricing of its private placement of US$300 million in principal amount of Convertible Notes due in 2012 (the "Notes"). This amount includes an overallotment option (in respect of up to US$25 million in principal amount of Notes) that the Corporation has granted to Citigroup Global Markets Limited and UBS Limited, the joint lead underwriters of the offering, which option can be exercised until May 25th, 2007.

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am delighted that this financing initiative has been well received in the market. We look forward to deploying the funds to continue the growth of Addax Petroleum for the benefit of our shareholders."

The Notes to be issued by the Corporation will be convertible into Common Shares of the Corporation and will have a fixed annual coupon of 3.75 per cent and an initial conversion price of CDN$56.0612 per share (converted into US$ at a fixed rate of US$1 = CDN$1.108), representing a premium of 40 per cent to the US$-equivalent of the Corporation's volume-weighted average share price during the marketing period of the Notes. The Notes will be issued at 100 per cent of their principal amount and, unless previously redeemed, converted, or purchased and cancelled, will mature in 2012. After 3 years and 21 days, the Notes will be callable at the option of the Corporation, so long as the Corporation's share price is at least 130 per cent of the conversion price.

The Notes will include a Net Share Settlement option, allowing the Corporation to settle investor conversions by repaying the par value of the Notes in cash, and delivering only the difference between the value of the underlying shares and the par value in shares. In doing so, Addax Petroleum has the option to reduce the potential dilutive effect of the instrument.

The net proceeds of the issue will be used for the Corporation's general corporate purposes.

The Notes are expected to be issued on or around May 30th, 2007. An application will be made for the Notes to be admitted to listing and to trading on the Professional Securities Market of the London Stock Exchange. The Corporation's Common Shares are listed and traded on the Toronto Stock Exchange (the "TSX").

There will be no public offering of the Notes which will be offered solely on a private placement basis in denominations of US$200,000. The issuance of the Notes is subject to regulatory approval including by the TSX.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa having increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 116,000 bbl/d for the first quarter of 2007.

Important Information

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, exchange or transfer any securities of Addax Petroleum. The value of Addax Petroleum's common shares can go down as well as up and past performance cannot be relied on as a guide to future performance.

Legal Notice - Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate'', "believe'', "intend", "expect", "plan", "estimate", "budget'', "outlook'' or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary

statement.

DISCLAIMER/IMPORTANT NOTE:

Members of the general public are not eligible to take part in the note offering. The notes are not and will not be offered other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). in the united kingdom, the promotion of this offering is restricted by section 21 of the Financial Services And Markets Act 2000 ("FSMA"). this announcement, in so far as it constitutes an invitation or inducement to participate in the note offering, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within article 19(5) (investment professionals) of the Financial Services And Markets Act 2000 (financial promotion) order 2005 ("the order") or (b) are persons falling within article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the order or (c) other persons to whom it may be directed without contravention of section 21 of FSMA (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This document and the offering are in other member states of the European economic area addressed only to "qualified investors" within the meaning of article 2(1)(e) of the prospectus directive (directive 2003/71/ec).

STABILISATION/FSA

Neither the notes nor the underlying common shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the "US Securities Act") and neither the notes nor the underlying common shares may be offered or sold within the United States or to US persons (as defined in Regulation S under the US Securities Act ("Regulation S")), except pursuant to an exemption from, or in a transaction not subject to, registration under the US Securities Act. There will be no public offer of the notes in the United States. This communication does not constitute an offer of securities for sale in the United States, Australia or Japan. Neither this announcement nor any copy of it is for distribution, directly or indirectly, in or into the United States or to any us person (as defined in Regulation S) or into Australia or Japan. Any failure to comply with this restriction may constitute a violation of US, Australian or Japanese securities laws.

REG S RESTRICTIONS APPLY, NO OFFER INTO THE US OR TO US PERSONS.

The notes will be offered to residents of Canada on a private placement basis only. There are restrictions governing the resale in Canada of the notes and common shares for a period of 4 months and 1 day following the closing of the offering. If any conversion rights are exercised within such period of 4 months and 1 day following the closing of the offering, the certificate issued in respect of the common shares will bear the legend set forth in the terms and conditions governing the notes.

For further information: Mr. Michael Ebsary, Chief Financial Officer, Tel.: +41 (0) 22 702 94 03, michael.ebsary@addaxpetroleum.com; Mr. Patrick Spollen, Investor Relations, Tel.: +41 (0) 22 702 95 47, patrick.spollen@addaxpetroleum.com; Mr. Craig Kelly, Investor Relations, Tel.: +41 (0) 22 702 95 68, craig.kelly@addaxpetroleum.com; Mr. Mac Penney, Press Relations, Tel.: (416) 934-8011, mac.penney@cossette.com; Ms. Marie-Gabrielle Cajoly, Press Relations, Tel.: +41(0) 22 702 94 44, marie-gabrielle.cajoly@addaxpetroleum.com

END